Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:     (604) 899-5450     Facsimile:    (604) 484-4710

ITEM 2.                                                DATE OF MATERIAL CHANGE

November 3, 2014

ITEM 3.                                                NEWS RELEASE

A news release was disseminated on November 3, 2014 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that the Company has terminated the mandate for a term loan facility entered into with a syndicate of lenders and announced on November 11, 2013.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that the Company has terminated the mandate for a term loan facility entered into with a syndicate of lenders and announced on November 11, 2013.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada.  The Company’s business is currently focused on the construction of the WBJV Project 1 Platinum Mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture with JOGMEC and Mnombo Wethu Consultants (Pty) Ltd.  The Company has also expanded its exploration northward on to the Waterberg Extension area.  As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Joint Venture and the Waterberg Extension are of increasing importance to the Company’s business.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President, CEO and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.  No securities pursuant to an alternative financing have been or will be registered under the United States Securities Act of 1933, as amended.  Any such securities may not be offered or sold in the United States absent registration under such Act or an applicable exemption from the registration requirements of such Act.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential alternative financing. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the uncertainty of access to or favourable terms of alternative financing; variations in market conditions, metal prices, other prices and costs and currency exchange rates; the nature, quality and quantity of any mineral deposits that may be located; litigation risks; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with other regulatory requirements; the Company’s ability to complete its planned exploration and development activities and to continue its projected growth, and to be fully able to implement its business strategies; reliance upon joint venture partners; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission  and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.                                                OMITTED INFORMATION

N/A

ITEM 8.                                                EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.                                                DATE OF REPORT

November 3, 2014